EXHIBIT 4.5

RRsat Global Communications Network Ltd.

Amendment to 2006 Israel Equity Incentive Plan

Effective as of June 28, 2011, the RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (the "Plan") is hereby amended as follows (the "Amendment"):

1.	The first sentence of Section 3(a) of the Plan is deleted in its entirety and replaced with the following:

"Subject to the provisions of Section 18 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan is 961,397 Shares."

2.	Section 7 of the Plan is deleted in its entirety and replaced with the following:

"Term of Plan.  The Plan shall continue in effect until December 31, 2020."

3.	Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.